Path 1 Network Technologies Inc. 6215 Ferris Square, Suite 140 San Diego, CA 92121 Phone 858.450.4220 Fax 858.450.4203 www.path1.com

June 21, 2006

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kenya Wright Gumbs

Re: Path1 Network Technologies Inc.

       Item 4.01 Form 8-K

       Filed June 14, 2006

       File No. 001-15609

Ladies and Gentlemen:

This letter represents Path1 Network Technologies Inc.’s response to comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated June 15, 2006 relating to the above-referenced Form 8-K.

In italicized print below are the Staff’s comments, as set forth in the letter dated June 15, 2006, followed by the Company’s responses.

1.	Please amend your Form 8-K to include the required letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K as required by Item 304(a)(3) of Regulation S-K.

The Company has complied with this request. On June 16, 2006 the Company filed an amended 8-K with the required letter from our former accountant.

2.	When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with you new accountants, please ensure you disclose any consultations up through the date of engagement.

The Company is currently seeking to identify and engage a new accountant and will comply with the required disclosure once a new accountant has been selected.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company my not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Path 1 Network Technologies Inc. 6215 Ferris Square, Suite 140 San Diego, CA 92121 Phone 858.450.4220 Fax 858.450.4203 www.path1.com

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If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (858)450-4220 x134. Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Jeremy Ferrell
Jeremy Ferrell